

January 15, 2016

Via E-mail
Mr. Albert Narvades
Chief Financial Officer
Jagged Peak, Inc.
3000 Bayport Drive, Suite 250
Tampa, FL 33607

> **Re:** **Jagged Peak, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed by Jagged Peak, Inc., SP Jagged**
> **Peak, LLC, Singapore Post Limited, Paul Demirdjian and Primrose**
> **Demirdjian, Vincent Fabrizzi and Daniel Furlong**
> **Filed January 5, 2016**
> **File No. 005-62177**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 5, 2016**
> **File No. 000-31715**

Dear Mr. Narvades:

We have reviewed your filings referenced above and have the following comments.

Schedule 13E-3

General

1.   We note the response to prior comment 1. Please add the new filing persons to the chart
        on page 43. We also note that such persons must make the disclosures required by
        Item 1014 of Regulation M-A.

Revised Preliminary Proxy Statement on Schedule 14A

General

2.   We note your response to prior comment 4, which states that the meeting will be
        postponed if the company becomes aware of a deviation from the estimated expenses that
        would cause the per share merger consideration to decrease by one cent or more. Please
        advise what will occur if the company does not become aware of a deviation prior to the
        meeting, but the deviation nevertheless occurs and is material. If the disclosed estimate
        will stand in that circumstance, please revise the disclosure to clearly state that.

Special Factors

Financing, page 45

3.   We note the response to prior comment 20. Please clarify disclosure regarding the source
        of funds for the merger. If a credit facility will be used, please provide the information
        required by Item 1007 of Regulation M-A.

Appendix C - Opinion of C. Brett Cooper

4.   We note the response to prior comment 21. The staff views disclaimers of responsibility
        to security holders as inconsistent with the balance of the registrant's disclosure
        addressing the fairness to security holders of the proposed transaction from a financial
        perspective. See Excerpt from Current Issues and Rulemaking Projects Outline
        (November 14, 2000) available on our website. Please eliminate the disclaimer regarding
        fiduciary duty, or add an explanation such as that included at the end of the cited excerpt.
        Similarly, the staff views the disclaimer of responsibility with respect to data, material
        and other information used by the financial advisor as inappropriate. Please revise.

        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or, in his absence, the
undersigned at (202) 551-3503 with any questions.

                                                Sincerely,

                                                /s/ David L. Orlic

                                                David L. Orlic
                                                Special Counsel
                                                Office of Mergers and Acquisitions

cc: Via E-mail
        Gregory C. Yadley, Esq.
        Shumaker, Loop & Kendrick, LLP